1975 South Grant Street	VIA EDGAR
Suite 750
San Mateo, CA 94402

May 9, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Joshua Shainess Celeste M. Murphy Kathryn Jacobson Lisa Etheredge

Re:	Sonim Technologies, Inc. Registration Statement on Form S-1 File No. 333-230887

Acceleration Request

Requested Date:	Thursday, May 9, 2019

Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-230887) (the “Registration Statement”) to become effective on May 9, 2019, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Jon Gavenman and Milson Yu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jon Gavenman of Cooley LLP, counsel to the Registrant, at (650) 843-5055, or in his absence, Milson Yu of Cooley LLP at (650) 843-5296.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000     f: (650) 849-7400     cooley.com

May 9, 2019

Page Two

Sincerely,

Sonim Technologies, Inc.

By: /s/ Robert Plaschke

Robert Plaschke

Chief Executive Officer

cc:	James Walker, Sonim Technologies, Inc.
Jon Gavenman, Cooley LLP
Marina Remennik, Cooley LLP
Milson Yu, Cooley LLP
Richard Kline, Goodwin Procter LLP
Heidi Mayon, Goodwin Procter LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000     f: (650) 849-7400     cooley.com